ORSA VENTURES CORP.
 				   1360 -605 Robson Street
 				    Vancouver, B.C. V6B 5J3
 				      Tel:  604-684-6535
   					Fax:  604-602-9311

November 14, 2002					TSX Venture Exchange Symbol:  ORN

 					NEWS RELEASE

VANCOUVER (November 14, 2002) - Mr. Colin Watt, President of Orsa Ventures Corp. wishes to announce the closing of its private placement totalling $75,000. These funds were raised by the Company issuing 750,000 units at a price of $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.12 until November 6, 2004.

The shares, and any shares to be issued upon the exercise of the warrants, are subject to a hold period expiring March 7, 2003.

ON BEHALF OF THE BOARD

"Colin Watt"
Colin Watt, President & Director

THE TSX VENTURE EXCHANGE INC. HAS NOT REVIEWED AND
DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR
ACCURACY OF THIS RELEASE.